JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: July 14, 2011

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 14, 2011 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	5.600% Notes due 2041

Ratings:	Aa3/A+/AA-

Currency:	USD

Size:	$1,750,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	July 15, 2041

Coupon:	5.600%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	4.750% US Treasury due 02/41

Spread to Benchmark Treasury:	+140 basis points

Benchmark Treasury Yield:	4.230%

Price to Public:	99.569% of face amount

Yield to Maturity:	5.630%

Proceeds (Before Expenses) to Issuer:	$1,727,145,000 (98.694%)

Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2012

Business Day:	New York and London

Trade Date:	July 14, 2011

Settlement Date:	July 21, 2011 (T+5)

Denominations	$2,000 x $1,000

CUSIP/ISIN:	46625HJB7 / US46625HJB78

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	CastleOak Securities, L.P. Loop Capital Markets LLC Samuel A. Ramirez & Co., Inc. The Williams Capital Group, L.P.

Settlement Period: The closing will occur on July 21, 2011, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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